UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38431

iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza,

No.21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027,

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Changes to Board Composition

Ms. Luyao Han has tendered her resignation as a director of iQIYI, Inc. (the “Company”). Ms. Shanshan Cui, has been appointed as a director of the Company. In addition, Mr. Fei Qi has resigned as a member from the compensation committee of the board of directors of the Company (the “Compensation Committee”), and Ms. Shanshan Cui has been appointed as a member of the Compensation Committee. These changes became effective on August 22, 2023.

Ms. Shanshan Cui has been serving as senior vice president in charge of human resources and administrative functions of Baidu (Nasdaq: BIDU; SEHK: 9888) since May 2019. Ms. Cui joined Baidu in January 2000 overseeing the search technology group, and is a founding member of Baidu. Ms. Cui left Baidu in July 2010 to pursue personal interests and rejoined Baidu in December 2017, initially serving as executive assistant to the Organizational Culture Committee of Baidu. In this capacity, Ms. Cui oversaw employee culture and organization effectiveness, implementing initiatives, such as OKR (objectives & key results) management, throughout Baidu. Ms. Cui received a bachelor’s degree in computer science from Beijing Institute of Technology and a master’s degree in computer science from the University of Chinese Academy of Sciences.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Jun Wang
Name	:	Jun Wang
Title	:	Chief Financial Officer

Date: August 22, 2023

[Signature Page to Form 6-K]